CONSENT OF NEWMONT CORPORATION

The undersigned hereby consents to the use of its name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of NovaGold Resources Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

  The revised annual information form of the Company dated July 22, 2003 and the annual information form of the Company dated April 17, 2002, which include reference to the undersigned’s name in connection with information relating to the Rock Creek Project; and

  The material change reports and press releases of the Company dated April 28, 2003, February 6, 2003 and February 18, 2002, which include reference to undersigned’s name in connection with information relating to the Donlin Creek Project and the Rock Creek Project.

 Dated October 17, 2003, at Denver, Colorado

NEWMONT MINING CORPORATION

/s/ David Dehlin
David Dehlin
Manager of Land